SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Tutogen Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90110710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David S. Wise, Esq.
                             Sulzer Medica USA Inc.
                        3 East Greenway Plaza, Suite 1600
                              Houston, Texas 77046
                            Telephone: (713) 561-6365
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

-----------------------------                          -------------------------
   CUSIP No.   90110710               13D                 Page 2 of 11 Pages
             ------------                                     ---  ----
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Sulzer AG                                          98-0109623
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Switzerland
--------------------------------------------------------------------------------
                       7      Sole Voting Power

                              0
                       ---------------------------------------------------------
      NUMBER OF        8      Shared Voting Power
       SHARES
    BENEFICIALLY              1,344,670 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9      Sole Dispositive Power
      REPORTING
     PERSON WITH              0
                       ---------------------------------------------------------
                       10     Shared Dispositive Power

                              1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.6%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------
   CUSIP No.   90110710               13D                 Page 3 of 11 Pages
             ------------                                     ---  ----
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Sulzer Medica Ltd.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Switzerland
--------------------------------------------------------------------------------
                       7      Sole Voting Power

                              0
                       ---------------------------------------------------------
      NUMBER OF        8      Shared Voting Power
       SHARES
    BENEFICIALLY              1,344,670 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9      Sole Dispositive Power
      REPORTING
     PERSON WITH              0
                       ---------------------------------------------------------
                       10     Shared Dispositive Power

                              1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.6%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------
   CUSIP No.   90110710               13D                 Page 4 of 11 Pages
             ------------                                     ---  ----
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Sulzer Medica USA Holding Co.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Switzerland
--------------------------------------------------------------------------------
                       7      Sole Voting Power

                              0
                       ---------------------------------------------------------
      NUMBER OF        8      Shared Voting Power
       SHARES
    BENEFICIALLY              1,344,670 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9      Sole Dispositive Power
      REPORTING
     PERSON WITH              0
                       ---------------------------------------------------------
                       10     Shared Dispositive Power

                              1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.6%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of Tutogen Medical, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 925 Allwood Road, Clifton, New Jersey 07012.

Item 2.  Identity and Background

         The names of the persons filing this statement is Sulzer AG, a corporation established under the laws of Switzerland, Sulzer Medica Ltd., a corporation established under the laws of Switzerland, and Sulzer Medica USA Holding Co., a corporation established under the laws of the State of Delaware (collectively herein referred to as the "Sulzer Entities"). Sulzer AG owns approximately 74% of the outstanding common shares of Sulzer Medica Ltd. Sulzer Medica Ltd. owns all of the outstanding common stock of Sulzer Medica USA Holding Co. The Sulzer Entities are filing this Schedule jointly pursuant to
Section 13-d(1)(K) of the Securities and Exchange Act of 1934, as amended. The principal offices of Sulzer AG and Sulzer Medica Ltd. are located at Zurcherstrasse 12, 8401 Winterhur, Switzerland. The principal offices of Sulzer Medica USA Holding Co. are located at 3 East Greenway Plaza, Suite 1600, Houston, Texas 77046. Sulzer Medica Ltd.'s and Sulzer Medica USA Holding Co.'s principal business is the design, development, manufacture and marketing of a broad range of orthopedic and cardiovascular products, with a focus on implantable medical products and materials technology.

         The directors and executive officers of each of the Sulzer Entities are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

         i.    name;

         ii.   residence or business address;

         iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         iv.   citizenship.

         During the last five years, none of the Sulzer Entities nor any of their executive officers or members of the board of directors have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On October 31, 2000, Sulzer Medica USA Holding Co. and Kleinwort Benson European Mezzanine Fund L.P. entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which Sulzer Medica USA Holding Co. agreed to purchase 1,094,670 shares of Common Stock for a total cash price of $6,294,352.50 on November 2, 2000. The funds used to purchase the shares were generated from working capital.

Item 4.  Purpose of Transaction

         Sulzer Medica USA Holding Co. purchased the Common Stock for the purpose of making a long-term investment in the Issuer. The Sulzer Entities may explore additional investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, Sulzer Medica will take such actions in the future as Sulzer Medica may deem appropriate in light of the circumstances existing from time to time. On that basis, the Sulzer Entities may make further investments in the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Sulzer Entities may determine to dispose of some or all of the Common Stock currently owned by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

Item 5.  Interest in Securities of the Issuer

         (a) As a result of the relationship among Sulzer AG, Sulzer Medica Ltd. and Sulzer Medica USA Inc, each may be deemed to be the beneficial owner of 1,344,670 shares of Common Stock. Sulzer Medica USA Holding Co. has been informed by the Issuer that as of September 30, 2000, there were 14,065,088 shares of Common Stock outstanding. Based on that information, on November 2, 2000, the Sulzer Entities own approximately 9.6% of the outstanding shares of the Issuer's Common Stock. To the knowledge of each of the Sulzer Entities, there are no shares of Common Stock that are beneficially owned by any person listed on Schedule I, II or III hereto.

         (b) Based on the relationship among the Sulzer Entities, each may have shared power to vote or to direct the vote and to dispose or direct the disposition of the 1,344,670 shares of Common Stock.

         (c) Except as disclosed herein, there have been no transactions by Sulzer Medica in securities of the Issuer during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

         As described in Item 3 herein, Sulzer Medica USA Holding Co. has purchased 1,094,670 shares of Common Stock pursuant to the Purchase Agreement.

Item 7.  Material to be Filed as Exhibits

         Exhibit 7.1 Stock Purchase Agreement, dated as of October 31, 2000, by and between Kleinwort Benson European Mezzanine Fund L.P. and Sulzer Medica USA Holding Co.

         Exhibit 99.1  Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000

                                       SULZER AG



                                       By: /s/ Roman Beran
                                          --------------------------------------
                                       Name:   Roman Beran
                                       Title:  Deputy Vice President and General
                                               Counsel, Head of Legal Department



                                       By: /s/ Kurt Haegi
                                          --------------------------------------
                                       Name:   Kurt Haegi
                                       Title:  Secretary General



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000

                                       SULZER MEDICA LTD.



                                       By:  /s/ Andre P. Buchel
                                          --------------------------------------
                                       Name:    Andre P. Buchel
                                       Title:   Chief Executive Officer


                                       By:  /s/ Vanessa Oelz
                                          --------------------------------------
                                       Name:    Vanessa Oelz
                                       Title:   Secretary General

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000

                                       SULZER MEDICA USA HOLDING CO.



                                       By:  /s/ David S. Wise
                                          --------------------------------------
                                       Name:    David S. Wise
                                       Title:   Secretary

                                   SCHEDULE I

         The name and position of each of the members of the board of directors or executive officers of Sulzer AG are set forth below. Each of these persons is a citizen of the United States of America unless otherwise noted.

                                                                  Position with Sulzer AG
Name                       Residence or Business Address          and Principal Occupation
----                       -----------------------------          ------------------------
Peter Spalti               Winterthur Insurance Co.               Director;
                           General Guisan-Strasse 40              Chairman of the Board,
                           CH8401 Winterthur, Switzerland         Winterthur Insurance Co.

Georges Blum               Unigestion Holding                     Director;
                           Rue de Jargonnant 2                    Vice Chairman of the Board,
                           CH1211 Geneva, Switzerland             Unigestion Holding

Reto R. Demeniconi         Clos des Mesanges                      Director;
                           CH1807 Blonay, Switzerland             Private person

Jan Kleinewefers           Kleinewefers Beteiligungs-GmbH         Director;
German citizen             P.O. Box 200265                        Managing Director,
                           D47835 Krefeld, Germany                Kleinewefers Beteiligungs-GmbH

Bernard Koechlin           Zschokke Holding Ltd.                  Director;
                           42, rue du 31 December                 Chairman and CEO,
                           Geneva, Switzerland                    Zschokke Holding Ltd.

Erich Muller               Gotthelfstrasse 68                     Director;
                           CH8472 Seuzach, Switzerland            Private person

Jacob Schmidheiny          Conzzeta Holding                       Director;
                           Giesshubelstrasse 45                   Chairman and CEO,
                           CH8045 Zurich, Switzerland             Conzzeta Holding

Leonardo E. Vannotti       Carlo Gavazzi Holding Ltd.             Director;
                           Hertensteinstrasse 33                  Private person
                           CH5408 Ennetbaden Switzerland

Ueli Roost                 Sulzer AG                              Chairman of the Board and CEO
                           CH8401 Winterthur, Switzerland

Pierre Borgeaud            Sulzer AG                              Vice Chairman of the Board
                           CH8401 Winterthur, Switzerland

Kurt Hagi                  Sulzer AG                              Secretariat General
                           CH8401 Winterthur, Switzerland

Bruno Allmendinger         Sulzer AG                              Head of Finance and Administration
                           CH8401 Winterthur, Switzerland

Richard Burger             Sulzer AG                              Head of Corporate Development
                           CH8401 Winterthur, Switzerland

                                                                  Position with Sulzer AG
Name                       Residence or Business Address          and Principal Occupation
----                       -----------------------------          ------------------------
Andre P. Buchel            Sulzer AG                              Member, Corporate Executive
                           CH8401 Winterthur, Switzerland         Management

Fred Kindle                Sulzer AG                              Member, Corporate Executive
                           CH8401 Winterthur, Switzerland         Management


                                   SCHEDULE II

         The name and position of each of the members of the board of directors or executive officers of Sulzer Medica Ltd. are set forth below. Each of these persons is a citizen of the United States of America unless otherwise noted.

                                                                  Position with Sulzer Medica Ltd.
Name                       Residence or Business Address          and Principal Occupation
----                       -----------------------------          ------------------------
Peter Spalti               Winterthur Insurance Co.               Director;
                           General Guisan-Strasse 40              Chairman of the Board,
                           CH8401-Winterthur, Switzerland         Winterthur Insurance Co.

Reto R. Demeniconi         Clos des Mesanges                      Director;
                           CH1807 Blonay, Switzerland             private person

Max Link                   Tobelhofstrasse 30                     Vice-Chairman of the Board;
                           CH8044-Zurich, Switzerland             private person

Larry L. Mathis            3037 Reba Drive                        Director;
                           Houston, Texas 77019, USA              Chairman, American College of
US-citizen                                                        Healthcare Executives

Ueli Roost                 Sulzer Ltd.                            Chairman of the Board;
                           CH8401 Winterthur, Switzerland         Chairman of the Board and CEO,
                                                                  Sulzer Ltd

Pierre Borgeaud            Sulzer Ltd.                            Director,
                           CH8401 Winterthur, Switzerland         Vice-Chairman of the Board,
                                                                  Sulzer Ltd.

Andre P. Buchel            Sulzer Medica Ltd.                     Chief Executive Officer
                           CH8401 Winterthur, Switzerland

Vanessa Oelz               Sulzer Medica Management Ltd.          Secretariat General
                           Zurcherstrasse 12
                           CH8401 Winterthur, Switzerland

John H. Rankin             Sulzer Medica Management Ltd           Head of Human Resources
                           Zurcherstrasse 12
                           CH8401 Winterthur, Switzerland

Josef Ruegg                Sulzer Medica Management Ltd           Head of Finance
                           Zurcherstrasse 12
                           CH8401 Winterthur, Switzerland

                                  SCHEDULE III

         The name and position of each of the members of the board of directors or the executive officers of Sulzer Medica USA Holding Co. are set forth below. Each of these persons is a citizen of the United States of America unless otherwise noted.


                                                                  Position with Sulzer Medica USA
Name                       Residence or Business Address          Holding Co. and Principal Occupation
----                       -----------------------------          ------------------------------------
Andre P. Buchel            Sulzer Medica USA Holding Co.          Director and President
                           CH8401 Winterthur, Switzerland
Swiss citizen

Richard J. May             Sulzer Medica USA Holding Co.          Treasurer
                           3 East Greenway Plaza
                           Suite 1600
                           Houston, Texas, 77046
                           USA

David S. Wise              Sulzer Medica USA Holding Co.          Secretary
                           3 East Greenway Plaza
                           Suite 1600
                           Houston, Texas, 77046
                           USA